Exhibit 12.1

Ratios of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends

Our historical ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for the periods indicated are set forth in the table below. As of September 30, 2017, we had 5,060 shares of preferred stock outstanding, all of which were issued on December 4, 2012. The ratio of earnings to fixed charges is computed by dividing (1) income from continuing operations before income taxes and fixed charges by (2) total fixed charges. The ratio of earnings to combined fixed charges and preferred stock dividends is computed by dividing (1) income from continuing operations before income taxes and fixed charges by (2) total fixed charges and preferred stock dividends. For purposes of computing these ratios:

•	earnings consist of income before income taxes plus fixed charges,

•	fixed charges, excluding interest on deposits, include interest expense (other than on deposits) and the estimated portion of rental expenses attributable to interest, net of income from subleases,

•	fixed charges, including interest on deposits, include all interest expense and the estimated portion of rental expense attributable to interest, net of income from subleases, and

•	pre-tax earnings required for preferred stock dividends were computed using the effective tax rate for the applicable year.

	Nine Months ended September 30		Years ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Earnings:
Income (loss) before taxes	$266,868	$221,945	$303,450	$297,761	$291,699	$256,569	$248,872
Fixed charges	92,972	83,851	112,375	101,671	96,516	96,908	120,642

Earnings, including interest on deposits	359,840	305,796	415,825	399,432	388,215	353,477	369,514
Less: interest on deposits	(44,874)	(37,267)	(49,858)	(46,031)	(44,162)	(46,582)	(59,586)

Earnings (deficit), excluding interest on deposits	$314,966	$268,529	$365,967	$353,401	$344,053	$306,895	$309,928

Fixed charges:
Interest on deposits	$44,874	$37,267	$49,858	$46,031	$44,162	$46,582	$59,586
Interest on borrowings	41,261	39,960	53,542	49,384	46,338	44,330	55,008
Estimated interest component of rent expense	6,837	6,624	8,975	6,256	6,016	5,996	6,048

Fixed charges, including interest on deposits	92,972	83,851	112,375	101,671	95,516	96,908	120,642
Less: interest on deposits	(44,874)	(37,267)	(49,858)	(46,031)	(44,162)	(46,582)	(59,586)

Fixed charges, excluding interest on deposits	48,098	46,584	62,517	55,640	52,354	50,326	61,056
Preferred stock dividend requirements	8,733	9,016	11,861	12,669	15,417	15,445	3,524

Combined fixed charges and preferred stock dividend requirements – including deposits	101,706	92,867	124,236	114,340	111,933	112,353	124,166

Combined fixed charges and preferred stock dividend requirements – excluding deposits	56,832	55,600	74,378	68,309	67,771	65,771	64,580
Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	6.55	5.76	5.85	6.35	6.57	6.10	5.08
Including interest on deposits	3.87	3.65	3.70	3.93	4.02	3.65	3.06
Ratio of Earnings (Deficit) to Combined Fixed Charges and Preferred Stock Dividend Requirements:
Excluding interest on deposits	5.54	4.83	4.92	5.17	5.08	4.67	4.80
Including interest on deposits	3.54	3.29	3.35	3.49	3.47	3.15	2.98